Exhibit 99.1

Amdocs Limited Issues Statement Regarding Recent Events in Israel

JERSEY CITY, NJ – October 12, 2023 – Amdocs Limited (NASDAQ: DOX), a leading provider of software and services to communications and media companies, today issued the following statement regarding the current situation in Israel:

We are horrified by the unconscionable terrorist attack against Israel. Our primary concern is the safety and security of our employees and their families and on providing support to them during this difficult time. We want to sincerely thank our customers, partners, and employees around the world for reaching out to their colleagues at Amdocs to express their support.

With revenue from customers in Israel comprising less than 0.5% of total revenue, and the vast majority of our employees outside of Israel, we currently do not expect these events to materially adversely affect our business. While we continue to monitor the situation closely, our operations in Israel continue without material interruption. Additionally, as a global company, with support and development centers around the world, we are able to serve our customers seamlessly, providing 24/7 service and support to all our customers and business operations worldwide, while tending to the needs of our employees and their families in Israel.

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About Amdocs

Amdocs helps those who build the future to make it amazing. With our market-leading portfolio of software products and services, we unlock our customers’ innovative potential, empowering them to provide next-generation communication and media experiences for both the individual end user and large enterprise customers. Our approximately 30,000 employees around the globe are here to accelerate service providers’ migration to the cloud, enable them to differentiate in the 5G era, and digitalize and automate their operations. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $4.58 billion in fiscal 2022.

For more information, visit Amdocs at www.amdocs.com.

Amdocs’ Forward-Looking Statement

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters and years. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material and we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general macro-economic conditions, prevailing level of macroeconomic, business and operational uncertainty, including as a result of geopolitical events or other global or regional events such as the COVID-19 pandemic, as well as the current inflationary environment, and the effects of these conditions on the company’s customers’ businesses and levels of business activity, including the effect of the current economic uncertainty and industry pressure on the spending decisions of the company’s customers, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, our ability to successfully and effectively implement artificial intelligence and Generative AI in the company’s offerings and operations and risks associated with operating businesses in the international market. Amdocs may elect to update these forward looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2022 filed on December 13, 2022 and our Form 6-K furnished for the first quarter of fiscal 2023 on February 13, 2023, for the second quarter of fiscal 2023 on May 22, 2023, and for the third quarter of fiscal 2023 on August 14, 2023.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com